THE NORTH WEST COMPANY

March 16, 2006

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS FOURTH QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings During Transition Period – President & CEO
2. Certification of Interim Filings During Transition Period – CFO
3. Second Quarter Interim Financial Statements
4. Interim MD&A
5. News Release

If you require further information, please feel free to contact me. Thanks.

Yours truly,

Reinhard Sedlacek
Director, Planning & Treasury Services &
Assistant Corporate Secretary
The North West Company
T:(204) 934 1525
F:(204) 934 1455
rsedlacek@northwest.ca

Northern

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, LÉO P. CHARRIÈRE, Executive Vice President, Chief Financial Officer & Secretary of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of North West Company Fund (the issuer) for the interim period ending January 28, 2006

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: March 16, 2006

"Léo P. Charrière"

Léo P. Charrière
Executive Vice President,
Chief Financial Officer & Secretary

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, EDWARD S. KENNEDY, President & Chief Executive Officer, of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of North West Company Fund (the issuer) for the interim period ending January 28, 2006.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: March 16, 2006

Edward S. Kennedy
President & Chief Executive Officer

Canada and Giant Tiger sales exceeded targets due to a successful focus on more aggressive key item pricing, expanded special buy programs and new product introductions. Leading categories were beverages, produce, food service, and paper, health and beauty.

General merchandise sales were up 3.2% over last year but were down 2.7% on a same store basis. Transportation saw the largest decrease in sales compared to last year. Northern Canada's general merchandise performance was expected to be softer at the revenue line as inventory and credit strategies focussed on higher quality sales in the face of higher energy related living costs and more limited discretionary spending. In the South, Giant Tiger general merchandise sales increased as consumer awareness and strong interest in these stores' fashion mix continued to grow.

Gross profit dollars increased 8.9%. Higher food sales, lower general merchandise markdowns in northern Canada stores and an improved sales mix of higher margin general merchandise in Giant Tiger stores were the main factors. Operating expenses decreased by 42 basis points due to improved work processes and staff productivity, and the maturing of more Giant Tiger stores. These gains offset higher expenses related to debt loss, energy costs and performance incentive payments. Overall Canadian trading profit increased 8.6% to $21.2 million or 11.2% of sales.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 10.5% (7.5% on a same store basis) to $32.6 million compared to $29.5 million last year.

Retail food sales increased 11.0% (7.7% on a same store basis) reflecting market share growth. Sales were strong in all categories with confection, beverages, snack foods, produce and tobacco having the largest increase over last year. A state tobacco tax increase continues to contribute to tobacco sales dollar growth.

Retail general merchandise sales increased 9.8% (6.9% on a same store basis). Sales rebounded sharply from a very weak third quarter due to the late disbursement of the State of Alaska's Permanent Fund Dividend payment to many of our customers. Most payments were received in late October and early November pushing sales into the fourth quarter, which resulted in an 18.7% same store sales increase in the month of November. Sales were up in most categories led by transportation, ladies apparel and sporting goods.

Quarterly sales at Frontier Expeditors, AC's wholesale business, increased 8.1% over last year. Food sales were up 3.7%. General merchandise sales were up 37.3% due to expanded general merchandise programs and the timing of the Permanent Fund Dividend payment.

Trading profit increased $776,000 or 44.5% to $2.5 million reflecting AC's sales performance and a 134 basis point drop in expenses led by staff productivity gains.

FINANCIAL CONDITION

Financial Ratios
The Fund's debt-to-equity ratio at the end of the quarter was .46:1 compared to .51:1 last year. This reflects an increase in cash generated from operating activities which lowered bank advances outstanding at year-end.

Working capital increased $5.2 million from the third quarter and is $3.4 million higher compared to the 2004 year-end. The increase in cash and inventories compared to the 2004 year-end was offset by an increase in accounts payable. The increase in cash is due to the timing of deposits in-transit and higher cash balances in our stores to support our financial services activities. Receivables decreased compared to last year reflecting lower credit sales in the fourth quarter. The increase in inventories is due to new stores opened in Canada and Alaska and higher freight costs included in closing inventories.

Outstanding Units

The weighted average units outstanding for the quarter were 15,781,000 compared to 15,937,000 last year. In the third quarter, the Board of Trustees authorized additional units under the Company's Unit Purchase Loan Plan most of which were purchased during the latter half of October.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter increased to $39.8 million from $19.5 million last year. Inventories were down $17.2 million from the third quarter as better balanced inventory purchases and targeted markdowns on excess inventories helped reduce levels by year-end. Accounts payable increased $5.9 million from the third quarter resulting from extended terms with our suppliers. Cash flow from operations in 2005 funded sustaining and growth-related capital expenditures as well as all distributions for the year.

Cash flow used in investing activities in the quarter increased to $6.2 million from $4.9 million last year. In 2005, capital expenditures totalled $24.8 million compared to an expected $27.2 million. Capital expenditures were $22.3 million in 2004. The increase in 2005 total capital expenditures over 2004 reflects the opening of more Giant Tiger stores, major store replacements and renovations in northern Canada, and the addition of new stores in Alaska.

Cash used in financing activities in the quarter was $34.9 million compared to $16.9 million last year resulting from a decrease in bank advances and short-term notes as inventories were reduced and payables increased.

OTHER HIGHLIGHTS

- The Company's strategy to expand health-related products and services moved forward with the acquisition of Northern Pharmacy, a business based in Moosonee, Ontario which includes retail pharmacy, telepharmacy and contract hospital pharmacy services.
- AC has entered into an agreement to acquire five stores on Prince of Wales Island in southeast Alaska. This acquisition will add approximately $13 million to AC's sales base and is expected to be completed by May 1, 2006.
- A new 20,000 square foot Giant Tiger store opened in Yorkton, Saskatchewan on February 25, 2006. Five more Giant Tiger stores are planned for opening in 2006 with Grande Prairie and Calgary openings scheduled for April and June 2006.
- As announced in the third quarter report to unitholders, the Company is proceeding with an internal reorganization whereby the majority of its Canadian operations will be placed into a limited partnership. This is expected to be mostly completed by the end of April 2006.

  A second phase restructuring plan, as indicated in the third quarter report, is also proceeding. The completion of the restructuring plan is subject to receiving a satisfactory tax ruling and lender and unitholder approvals.

OUTLOOK

This past year's food sales momentum has carried forward into the first quarter of 2006. In the North, general merchandise sales will continue to emphasize merchandise assortment and targeted margin enhancement. Giant Tiger stores are expected to deliver higher general merchandise sales blends as stores mature, possibly offset by slower comparable store sales increases as more stores reach their second and third year of operation.

New business growth, people development programs and technology to enable improved store level merchandise ordering are priorities for 2006. Energy production and development activity is expected to spur the economy in Alaska and the Mackenzie region of the Northwest Territories.

Capital expenditures in 2006 are expected to be in the range of $35 to $40 million due to larger store replacements and more new market opportunities. The average capital expenditures for 2006 and the past two years should approximate $28 million.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period.

Operating Results-Consolidated

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
($ in millions)	2005	2004	2005	2004	2005	2004	2005	2004
Sales	$227.0	$209.9	$211.3	$197.0	$215.1	$197.5	$196.2	$184.4
Trading profit	24.1	21.5	22.7	21.2	21.9	19.3	16.8	14.6
Net earnings	12.2	10.6	12.2	11.0	10.8	9.3	7.7	6.4
Net earnings per unit:								
Basic	0.77	0.66	0.77	0.69	0.67	0.59	0.49	0.40
Diluted	0.77	0.66	0.76	0.68	0.67	0.58	0.48	0.40

ACCOUNTING STANDARDS IMPLEMENTED IN 2005

There were no new accounting standards implemented in this quarter.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.54 per unit to unitholders of record on March 31, 2006 and distributable by April 15, 2006.

NON-GAAP MEASURES

(1) Trading Profit (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investment. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of net earnings, the closest comparable GAAP measure, to trading profit or EBITDA for consolidated operations is provided below.

Reconciliation of net earnings to trading profit:

	Fourth Quarter		Year to Date	
($ in thousands)	2005	2004	2005	2004
Net earnings	$ 12,189	$ 10,564	$ 42,890	$ 37,265
Add: Amortization	6,339	6,065	25,013	23,905
Interest expense	1,573	1,398	6,120	5,761
Income taxes	3,995	3,487	11,479	9,675
Trading profit	$ 24,096	$ 21,514	$ 85,502	$ 76,606

For trading profit information by business segment, see note 5 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2004 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

2005 FOURTH QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports fourth quarter earnings to January 28, 2006 of $12.2 million, an increase of 15.4% to last year's fourth quarter earnings of $10.6 million. Diluted earnings per unit improved to $0.77 compared to $0.66 last year.

Sales increased 8.2% to $227.0 million and were up 8.8% excluding the foreign exchange impact of a stronger Canadian dollar compared to the fourth quarter last year. On a same store basis, sales increased 4.1% and were up 4.6% excluding the foreign exchange impact. Sustained food sales growth in all of our banners and strong general merchandise sales in our Giant Tiger stores and Alaska operations were the leading positive factors, offsetting weaker general merchandise sales in Northern Canada.

On behalf of the Trustees and the Board of Directors:

Ian Sutherland
Chairman

Edward S. Kennedy
President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Fourth quarter consolidated sales increased 8.2% (4.6% on a same store basis excluding the foreign exchange impact) to $227.0 million compared to $209.9 million in 2004. The stronger Canadian dollar had the result of reducing sales by $4.2 million. Diluted earnings per unit improved to $0.77 compared to $0.66 last year.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 12.0% to $24.1 million compared to $21.5 million in the fourth quarter last year. Sales gains and lower operating expense rates in both Canada and Alaska contributed to this improvement. Interest expense increased 12.5% to $1.6 million due to higher interest rates compared to the fourth quarter last year. Income taxes increased 14.6% to $4.0 million due to higher earnings in Canada. Income tax deductions on interest paid to the Fund from Canadian operations have been maximized therefore earnings increases are currently fully taxable.

On a year-to-date basis, sales were up 7.7% to $849.7 million and were up 9.3% excluding the foreign exchange impact of a stronger Canadian dollar compared to last year. Same store sales increased 4.0%, up 5.4% excluding the foreign exchange impact. Continued food market share growth from all store banners and general merchandise sales gains from Giant Tiger stores contributed to this performance. Trading profit increased 11.6% to $85.5 million compared to $76.6 million last year and increased 35 basis points to 10.1% of sales due to operating efficiencies. Consolidated net earnings increased 15.1% to $42.9 million from $37.3 million. Earnings per unit were $2.68 compared to $2.32 in 2004 on a fully diluted basis. The stronger Canadian dollar negatively impacted the conversion of Alaska earnings by $0.03 per unit.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 8.5% (4.2% on a same store basis) to $189.0 million compared to $174.2 million last year.

Food sales increased 10.3% in the quarter compared to last year (7.8% on a same store basis). Northern

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

Canada and Giant Tiger sales exceeded targets due to a successful focus on more aggressive key item pricing, expanded special buy programs and new product introductions. Leading categories were beverages, produce, food service, and paper, health and beauty.

General merchandise sales were up 3.2% over last year but were down 2.7% on a same store basis. Transportation saw the largest decrease in sales compared to last year. Northern Canada's general merchandise performance was expected to be softer at the revenue line as inventory and credit strategies focussed on higher quality sales in the face of higher energy related living costs and more limited discretionary spending. In the South, Giant Tiger general merchandise sales increased as consumer awareness and strong interest in these stores' fashion mix continued to grow.

Gross profit dollars increased 8.9%. Higher food sales, lower general merchandise markdowns in northern Canada stores and an improved sales mix of higher margin general merchandise in Giant Tiger stores were the main factors. Operating expenses decreased by 42 basis points due to improved work processes and staff productivity, and the maturing of more Giant Tiger stores. These gains offset higher expenses related to debt loss, energy costs and performance incentive payments. Overall Canadian trading profit increased 8.6% to $21.2 million or 11.2% of sales.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 10.5% (7.5% on a same store basis) to $32.6 million compared to $29.5 million last year.

Retail food sales increased 11.0% (7.7% on a same store basis) reflecting market share growth. Sales were strong in all categories with confection, beverages, snack foods, produce and tobacco having the largest increase over last year. A state tobacco tax increase continues to contribute to tobacco sales dollar growth.

Retail general merchandise sales increased 9.8% (6.9% on a same store basis). Sales rebounded sharply from a very weak third quarter due to the late disbursement of the State of Alaska's Permanent Fund Dividend payment to many of our customers. Most payments were received in late October and early November pushing sales into the fourth quarter, which resulted in an 18.7% same store sales increase in the month of November. Sales were up in most categories led by transportation, ladies apparel and sporting goods.

Quarterly sales at Frontier Expeditors, AC's wholesale business, increased 8.1% over last year. Food sales were up 3.7%. General merchandise sales were up 37.3% due to expanded general merchandise programs and the timing of the Permanent Fund Dividend payment.

Trading profit increased $776,000 or 44.5% to $2.5 million reflecting AC's sales performance and a 134 basis point drop in expenses led by staff productivity gains.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .46:1 compared to .51:1 last year. This reflects an increase in cash generated from operating activities which lowered bank advances outstanding at year-end.

Working capital increased $5.2 million from the third quarter and is $3.4 million higher compared to the 2004 year-end. The increase in cash and inventories compared to the 2004 year-end was offset by an increase in accounts payable. The increase in cash is due to the timing of deposits in-transit and higher cash balances in our stores to support our financial services activities. Receivables decreased compared to last year reflecting lower credit sales in the fourth quarter. The increase in inventories is due to new stores opened in Canada and Alaska and higher freight costs included in closing inventories.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period.

Operating Results-Consolidated

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
($ in millions)	2005	2004	2005	2004	2005	2004	2005	2004
Sales	$227.0	$209.9	$211.3	$197.0	$215.1	$197.5	$196.2	$184.4
Trading profit	24.1	21.5	22.7	21.2	21.9	19.3	16.8	14.6
Net earnings	12.2	10.6	12.2	11.0	10.8	9.3	7.7	6.4
Net earnings per unit:								
Basic	0.77	0.66	0.77	0.69	0.67	0.59	0.49	0.40
Diluted	0.77	0.66	0.76	0.68	0.67	0.58	0.48	0.40

ACCOUNTING STANDARDS IMPLEMENTED IN 2005

There were no new accounting standards implemented in this quarter.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.54 per unit to unitholders of record on March 31, 2006 and distributable by April 15, 2006.

NON-GAAP MEASURES

(1) Trading Profit (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investment. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of net earnings, the closest comparable GAAP measure, to trading profit or EBITDA for consolidated operations is provided below.

Reconciliation of net earnings to trading profit:

	Fourth Quarter		Year to Date	
($ in thousands)	2005	2004	2005	2004
Net earnings	$ 12,189	$ 10,564	$ 42,890	$ 37,265
Add: Amortization	6,339	6,065	25,013	23,905
Interest expense	1,573	1,398	6,120	5,761
Income taxes	3,995	3,487	11,479	9,675
Trading profit	$ 24,096	$ 21,514	$ 85,502	$ 76,606

For trading profit information by business segment, see note 5 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

****

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2004 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	13 Weeks Ended January 28 2006	13 Weeks Ended January 29 2005	52 Weeks Ended January 28 2006	52 Weeks Ended January 29 2005
SALES	$ 226,997	$ 209,857	$ 849,653	$ 788,693
Cost of sales, selling and administrative expenses	(202,901)	(188,343)	(764,151)	(712,087)
Net earnings before amortization, interest and income taxes	24,096	21,514	85,502	76,606
Amortization	(6,339)	(6,065)	(25,013)	(23,905)
	17,757	15,449	60,489	52,701
Interest	(1,573)	(1,398)	(6,120)	(5,761)
	16,184	14,051	54,369	46,940
Provision for income taxes (Note 3)	(3,995)	(3,487)	(11,479)	(9,675)
NET EARNINGS FOR THE PERIOD	12,189	10,564	42,890	37,265
Retained earnings, beginning of period	78,524	66,610	70,560	61,679
Distributions	(7,580)	(6,614)	(30,317)	(28,384)
RETAINED EARNINGS, END OF PERIOD	$ 83,133	$ 70,560	$ 83,133	$ 70,560
NET EARNINGS PER UNIT				
Basic	$ 0.77	$ 0.66	$ 2.70	$ 2.34
Diluted	$ 0.77	$ 0.66	$ 2.68	$ 2.32
Weighted Average Number of Units Outstanding (000's)				
Basic	15,781	15,937	15,898	15,918
Diluted	16,126	16,126	16,126	16,126

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	**13 Weeks Ended January 28 2006**	13 Weeks Ended January 29 2005	**52 Weeks Ended January 28 2006**	52 Weeks Ended January 29 2005
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 12,189	$ 10,564	$ 42,890	$ 37,265
Non-cash items				
Amortization	6,339	6,065	25,013	23,905
Future income taxes	819	394	2,780	636
Amortization of deferred financing costs	46	46	186	186
(Gain)loss on disposal of property and equipment	(37)	413	(13)	1,158
	19,356	17,482	70,856	63,150
Change in non-cash working capital	20,693	2,437	9,865	(13,698)
Change in other non-cash items	(203)	(381)	(5,432)	(527)
Operating activities	39,846	19,538	75,289	48,925
Investing Activities				
Purchase of property and equipment	(6,318)	(5,013)	(24,833)	(22,323)
Proceeds from disposal of property and equipment	84	81	848	694
Investing activities	(6,234)	(4,932)	(23,985)	(21,629)
Financing Activities				
Change in bank advances and short-term notes	(27,937)	(6,905)	(4,899)	1,885
Net purchase of units for unit purchase loan plan	668	(140)	(5,536)	(779)
Repayment of long-term debt	(39)	(2,542)	(102)	(4,486)
Distributions	(7,580)	(7,335)	(30,317)	(29,105)
Financing activities	(34,888)	(16,922)	(40,854)	(32,485)
NET CHANGE IN CASH	(1,276)	(2,316)	10,450	(5,189)
Cash, beginning of period	23,164	13,754	11,438	16,627
CASH, END OF PERIOD	$ 21,888	$ 11,438	$ 21,888	$ 11,438
Supplemental disclosure of cash paid for:				
Interest expense	$ 2,977	$ 2,823	$ 6,166	$ 6,076
Income taxes	1,928	2,484	9,260	7,453

See accompanying notes to consolidated financial statements.

North West Company Fund 2005 Fourth Quarter Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2004 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2004 Management's Discussion & Analysis and Consolidated Financial Statements report.

2. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from the after tax distributions or if the person sells the units or leaves the Company. The loans are secured by a pledge of 305,456 units of the Company with a quoted value at January 28, 2006 of $10,996,000. Loans receivable at January 28, 2006 of $9,965,000 (2004 - $4,429,000) are recorded as a reduction of equity. The loans have terms of three to five years. The maximum value of the loans under the plan is currently limited to $15,000,000.

3. Income Taxes

Certain interest amounts deducted by The North West Company Inc. are included as taxable income to unitholders of North West Company Fund upon distribution. The income tax benefit of loss carryforwards to the Company has been recorded in these financial statements as a future income tax asset.

4. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the thirteen weeks ended January 28, 2006 is $407,000 (2004 - $498,000) and for the fifty two weeks ended January 28, 2006 $2,410,000 (2004 - $1,872,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended January 28, 2006 of US$21,000 (2004 - US$16,000) and for the fifty two weeks ended January 28, 2006 of US$138,000 (2004 - US$131,000).

In the thirteen weeks ended January 28, 2006, the Company made a $2,000,000 cash contribution to the defined benefit pension plans to reduce the deficit in the pension plans. The payment is included in other assets on the Company's consolidated balance sheet.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

5. Segmented Information ($ in thousands)

The Company operates predominantly within the retail industry in Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended January 28 2006	13 Weeks Ended January 29 2005	**52 Weeks Ended January 28 2006**	52 Weeks Ended January 29 2005
Sales				
Canada	**$ 188,978**	$ 174,186	**$ 689,340**	$ 629,822
Alaska	**38,019**	35,671	**160,313**	158,871
Total	**$ 226,997**	$ 209,857	**$ 849,653**	$ 788,693
Net earnings before amortization, interest and income taxes				
Canada	**$ 21,184**	$ 19,499	**$ 70,561**	$ 62,629
Alaska	**2,912**	2,015	**14,941**	13,977
Total	**$ 24,096**	$ 21,514	**$ 85,502**	$ 76,606
Net earnings before interest and income taxes				
Canada	**$ 15,811**	$ 14,373	**$ 49,458**	$ 42,652
Alaska	**1,946**	1,076	**11,031**	10,049
Total	**$ 17,757**	$ 15,449	**$ 60,489**	$ 52,701
Identifiable Assets				
Canada	**$ 293,606**	$ 293,254	**$ 293,606**	$ 293,254
Alaska	**60,640**	63,963	**60,640**	63,963
Total	**$ 354,246**	$ 357,217	**$ 354,246**	$ 357,217

6. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

and lower operating expense rates in both Canada and Alaska contributed to this improvement. Interest expense increased 12.5% to $1.6 million due to higher interest rates compared to the fourth quarter last year. Income taxes increased 14.6% to $4.0 million due to higher earnings in Canada. Income tax deductions on interest paid to the Fund from Canadian operations have been maximized therefore earnings increases are currently fully taxable.

On a year-to-date basis, sales were up 7.7% to $849.7 million and were up 9.3% excluding the foreign exchange impact of a stronger Canadian dollar compared to last year. Same store sales increased 4.0%, up 5.4% excluding the foreign exchange impact. Continued food market share growth from all store banners and general merchandise sales gains from Giant Tiger stores contributed to this performance. Trading profit increased 11.6% to $85.5 million compared to $76.6 million last year and increased 35 basis points to 10.1% of sales due to operating efficiencies. Consolidated net earnings increased 15.1% to $42.9 million from $37.3 million. Earnings per unit were $2.68 compared to $2.32 in 2004 on a fully diluted basis. The stronger Canadian dollar negatively impacted the conversion of Alaska earnings by $0.03 per unit.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 8.5% (4.2% on a same store basis) to $189.0 million compared to $174.2 million last year.

Food sales increased 10.3% in the quarter compared to last year (7.8% on a same store basis). Northern Canada and Giant Tiger sales exceeded targets due to a successful focus on more aggressive key item pricing, expanded special buy programs and new product introductions. Leading categories were beverages, produce, food service, and paper, health and beauty.

General merchandise sales were up 3.2% over last year but were down 2.7% on a same store basis. Transportation saw the largest decrease in sales compared to last year. Northern Canada's general merchandise performance was expected to be softer at the revenue line as inventory and credit strategies focussed on higher quality sales in the face of higher energy related living costs and more limited discretionary spending. In the South, Giant Tiger general merchandise sales increased as consumer awareness and strong interest in these stores' fashion mix continued to grow.

Gross profit dollars increased 8.9%. Higher food sales, lower general merchandise markdowns in northern Canada stores and an improved sales mix of higher margin general merchandise in Giant Tiger stores were the main factors. Operating expenses decreased by 42 basis points due to improved work processes and staff productivity, and the maturing of more Giant Tiger stores. These gains offset higher expenses related to debt loss, energy costs and performance incentive payments. Overall Canadian trading profit increased 8.6% to $21.2 million or 11.2% of sales.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 10.5% (7.5% on a same store basis) to $32.6 million compared to $29.5 million last year.

Retail food sales increased 11.0% (7.7% on a same store basis) reflecting market share growth. Sales were strong in all categories with confection, beverages, snack foods, produce and tobacco having the largest increase over last year. A state tobacco tax increase continues to contribute to tobacco sales dollar growth.

Retail general merchandise sales increased 9.8% (6.9% on a same store basis). Sales rebounded sharply from a very weak third quarter due to the late disbursement of the State of Alaska's Permanent Fund Dividend payment to many of our customers. Most payments were received in

OTHER HIGHLIGHTS

- The Company's strategy to expand health-related products and services moved forward with the acquisition of Northern Pharmacy, a business based in Moosonee, Ontario which includes retail pharmacy, telepharmacy and contract hospital pharmacy services.
- AC has entered into an agreement to acquire five stores on Prince of Wales Island in southeast Alaska. This acquisition will add approximately $13 million to AC's sales base and is expected to be completed by May 1, 2006.
- A new 20,000 square foot Giant Tiger store opened in Yorkton, Saskatchewan on February 25, 2006. Five more Giant Tiger stores are planned for opening in 2006 with Grande Prairie and Calgary openings scheduled for April and June 2006.
- As announced in the third quarter report to unitholders, the Company is proceeding with an internal reorganization whereby the majority of its Canadian operations will be placed into a limited partnership. This is expected to be mostly completed by the end of April 2006.

  A second phase restructuring plan, as indicated in the third quarter report, is also proceeding. The completion of the restructuring plan is subject to receiving a satisfactory tax ruling and lender and unitholder approvals.

OUTLOOK

This past year's food sales momentum has carried forward into the first quarter of 2006. In the North, general merchandise sales will continue to emphasize merchandise assortment and targeted margin enhancement. Giant Tiger stores are expected to deliver higher general merchandise sales blends as stores mature, possibly offset by slower comparable store sales increases as more stores reach their second and third year of operation.

New business growth, people development programs and technology to enable improved store level merchandise ordering are priorities for 2006. Energy production and development activity is expected to spur the economy in Alaska and the Mackenzie region of the Northwest Territories.

Capital expenditures in 2006 are expected to be in the range of $35 to $40 million due to larger store replacements and more new market opportunities. The average capital expenditures for 2006 and the past two years should approximate $28 million.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period.

Operating Results-Consolidated

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
($ in millions)	2005	2004	2005	2004	2005	2004	2005	2004
Sales	$227.0	$209.9	$211.3	$197.0	$215.1	$197.5	$196.2	$184.4
Trading profit	24.1	21.5	22.7	21.2	21.9	19.3	16.8	14.6
Net earnings	12.2	10.6	12.2	11.0	10.8	9.3	7.7	6.4
Net earnings per unit:								
Basic	0.77	0.66	0.77	0.69	0.67	0.59	0.49	0.40
Diluted	0.77	0.66	0.76	0.68	0.67	0.58	0.48	0.40

ACCOUNTING STANDARDS IMPLEMENTED IN 2005

There were no new accounting standards implemented in this quarter.

UNITHOLDER DISTRIBUTIONS

The Trustees declared a quarterly cash distribution of $0.54 per unit to unitholders of record on March 31, 2006 and distributable by April 15, 2006.

NON-GAAP MEASURES

(1) Trading Profit (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investment. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of net earnings, the closest comparable GAAP measure, to trading profit or EBITDA for consolidated operations is provided below.

Reconciliation of net earnings to trading profit:

	Fourth Quarter		Year to Date	
($ in thousands)	2005	2004	2005	2004
Net earnings	$ 12,189	$ 10,564	$ 42,890	$ 37,265
Add: Amortization	6,339	6,065	25,013	23,905
Interest expense	1,573	1,398	6,120	5,761
Income taxes	3,995	3,487	11,479	9,675
Trading profit	$ 24,096	$ 21,514	$ 85,502	$ 76,606

For trading profit information by business segment, see note 5 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

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Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the

availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2004 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

The North West Company Inc. (NWC) is a leading retailer of food and everyday products and services to rural communities and urban neighborhoods across Canada and Alaska. NWC operates 193 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

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For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, CFO and Secretary, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

or visit on-line at www.northwest.ca